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                                  UNITED  STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                         Cirmaker Technology Corporation
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   172971 103
                     ______________________________________
                                 (CUSIP Number)

                                   PETE SMITH
                            c/o Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 909-6917
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices  and  Communications)


                                  April 2, 2003
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  172971  103
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1.     Names  of  Reporting  Persons:     PETE  SMITH
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only):  N/A

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):  N/A

5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e):     [    ]

--------------------------------------------------------------------------------

6.     Citizenship  or  Place  of  Organization:     CANADIAN

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          22,500  SHARES

8.     Shared  Voting  Power:          N/A

9.     Sole  Dispositive  Power:     22,500  SHARES

10.    Shared  Dispositive  Power:     N/A

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
       22,500 SHARES

--------------------------------------------------------------------------------

12.    Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions):     [  ]

--------------------------------------------------------------------------------

13.    Percent  of  Class  Represented  by  Amount  in Row (11):   less than 1%

--------------------------------------------------------------------------------

14.    Type  of  Reporting  Person  (See  Instructions):    IN

--------------------------------------------------------------------------------

CUSIP  No.  172971  103
--------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), of Cirmaker Technology Corporation, a Nevada Corporation (the "Issuer"), and is being filed by Pete Smith (the "Reporting Person"). The Issuer's current principal executive offices are located at 2300 Sahara Ave. Suite 500A, Las Vegas, NV 89102.

ITEM  2.     IDENTITY  AND  BACKGROUND

     (a)  Name.  The  name  of  the  Reporting  Person  is  Pete  Smith.

     (b) Business Address. The business address of the Reporting Person is c/o Debevoise & Plimpton, 919 Third Avenue, New York, NY 10022

     (c) Occupation and Employment. PETE SMITH is employed in the legal industry.

     (d) Criminal Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Proceedings. During the previous five (5) years, the Reporting Person has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship.  Canadian.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Not  Applicable.


ITEM  4.     PURPOSE  OF  TRANSACTION

The purpose of this Schedule 13D is to report the sale by the Reporting Person of 9,977,500 shares of common stock. Prior to the sale, the Reporting Person held approximately 38.75% of the issued and outstanding shares of the Issuer. Following the sale, the Reporting Person holds approximately less than 1% of the issued and outstanding common shares of the Issuer.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

CUSIP  No.  172971  103
--------------------------------------------------------------------------------


(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)  any  action  similar  to  any  of  those  enumerated  above.


ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 22,500 shares of Common Stock of the Issuer, representing less than 1% of the Issuer's common stock (based upon 25,808,000 shares of common stock outstanding at April 9, 2003),

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d)  Certain  Rights  of  Other  Persons.  Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.  April  2,  2003.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

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CUSIP  No.  172971  103
--------------------------------------------------------------------------------

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.







                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:     April  10,  2003

                                   PETE  SMITH


                                   /s/  PETE  SMITH
                                   _________________________________________
                                   Signature  of  Pete  Smith